FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2004

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

15 November 2004

BOARD CHANGES AT ABBEY NATIONAL PLC

Further to the announcement made by Abbey National plc (“Abbey”) on 26 July 2004 that Stephen Hester will be leaving Abbey to take up the position of Chief Executive of The British Land Company plc (“British Land”), Abbey notes the announcement made on 12 November 2004 by British Land that Stephen Hester will be taking up his new appointment with effect from 12 November 2004.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 15th November 2004	By: /s/ Jason Wright
(Authorised Signatory)